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                        ACCESS TELEVISION NETWORK, INC.
                        -------------------------------
                              2600 Michelson Drive
                                Irvine, CA 92715


VIA EDGAR TRANSMISSION
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Access Television Network, Inc. (the "Company")
     Registration No. 333-12409
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Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby withdraws the above-referenced registration statement on Form S-1. The Company has determined not to proceed with the offering described therein at this time due to adverse market conditions, and no shares of common stock were issued or sold pursuant to the above-referenced registration statement.


                                    Very truly yours,

                                    s/George H. Henry

                                    George H. Henry
                                    Chairman of the Board

cc:  Jeffrey Epstein, Esq. (via facsimile)